Exhibit 2.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

GasLog Partners LP has four classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Units (the “Common Units”) and our Series A, B and C preference units (together, the “Preference Units”).

The following summarizes the material terms of the Common Units and Preference Units of GasLog Partners LP (the “Partnership”) as set forth in the Seventh Amended and Restated Partnership Agreement (the “Partnership Agreement”).  While we believe that the following description covers the material terms of such securities, such summary may not contain all of the information that may be important to you and is subject to, and qualified in its entirety by, reference to the Partnership Agreement, which is filed as an exhibit to the 20-F of which this Exhibit 2.3 is a part.  As used herein, unless otherwise expressly stated or the context otherwise requires, the terms “Partnership”, “we”, “our” and “us” refer to GasLog Partners LP.

General

The Partnership is organized under the laws of the Republic of the Marshall Islands.  The Partnership affairs are governed by the Partnership Agreement and the Marshall Islands Act.

Authorized Units

Under the Partnership Agreement, the Partnership may issue additional Partnership interests and options, rights, warrants and appreciation rights relating to the Partnership interests for any Partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as the board of directors shall determine, all without the approval of any partners (subject to any approvals required by the terms of existing Preference Units). The Partnership may issue an unlimited number of Partnership interests (or any options, rights, warrants and appreciation rights relating to the Partnership interests), provided that (1) no fractional units are issued by the Partnership and (2) without the approval of the general partner, the Partnership shall not issue any equity where such issuance (as determined by the board of directors) (a) is not reasonably expected to be accretive to equity within 12 months of issuance or (b) would otherwise have a material adverse impact on the general partner or the general partner interest.

Common Units

The Common Units represent limited partner interests in the Partnership.

Voting Rights

Holders of Common Units have only limited voting rights on matters affecting our business. The Partnership holds a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. The Partnership Agreement contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the common unitholders’ ability to influence the manner or direction of management. Common unitholders have no right to elect the general partner, and our general partner may not be removed except by a vote of the holders of at least two-thirds of the outstanding Common Units, including any units owned by our general partner and its affiliates, voting together as a single class.

The Partnership Agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class or series of units (other than the Preference Units) then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law.

Effectively, this means that the voting rights of any common unitholders not entitled to vote on a specific matter will be redistributed pro rata among the other common unitholders. Aside from this limitation, each outstanding Common Unit is entitled to one vote on matters subject to a vote of common unitholders. Our general partner, its affiliates and persons who acquired Common Units with the prior approval of our board of directors will not be subject to the 4.9% limitation, except with respect to voting their Common Units in the election of the elected directors.

Distributions

Subject to preferences that may be applicable to any outstanding shares of Preference Units, holders of shares of Common Units are entitled to receive ratably all distributions, if any, declared by our board of directors out of Available Cash, less the general partner’s percentage interest (two percent of all distributions made prior to liquidation).

Available Cash is defined in the Partnership Agreement as (i) all cash and cash equivalents (including the proportionate share of cash and cash equivalents in the case of certain subsidiaries the Partnership does not wholly own) on hand at the end of each quarter, (ii) all additional cash and cash equivalents (including the proportionate share of cash and cash equivalents in the case of certain subsidiaries the Partnership does not wholly own) on hand on the date of determination of Available Cash resulting from working capital borrowings or to pay distributions to partners, so long as it is intended at the time of borrowing that the borrowing be repaid within 12 months other than from additional working capital borrowings) made subsequent to the quarter end and (iii) all cash and cash equivalents available on the date of determination of Available Cash but received after the quarter end from distributions from any of Partnership’s equity holdings for the quarter; less the amount of cash reserves (including the proportionate share of cash and cash equivalents in the case of certain subsidiaries the Partnership does not wholly own) established by the Partnership’s board of directors to (i) provide for the proper conduct of the Partnership’s business (including reserves for future capital expenditures and for the Partnership’s anticipated credit needs); (ii) comply with applicable law, any of the Partnership’s debt instruments or other agreements or obligations; (iii) provide funds for the outstanding Series A, Series B and Series C Preference Units distributions and redemption payments (if any); and/or (iv) provide funds for distributions to the Partnership’s unitholders for any one or more of the following four quarters.

Distributions shall be paid to common unitholders of record within 45 days following the end of each quarter.

Liquidation Rights

Upon dissolution or liquidation or the sale of all or substantially all of the assets of the Partnership, after payment in full of all amounts required to be paid to creditors and to the holders of Preference Units having liquidation preferences, if any, the holders of our Common Units will be entitled to the proceeds of liquidation in the manner set forth below.

•                  first, to our general partner, in accordance with its percentage interest; and

•                  second, to all the unitholders holding Common Units and Class B Units (all held by the general partner and not registered pursuant to Section 12 of the Securities Exchange Act of 1934), pro rata, a percentage equal to 100% less the general partner percentage interest.

Other Matters

The Partnership may make a pro rata distribution of Common Units or may effect a subdivision or combination of the Common Units so long as, after any such event, each Common Unitholder shall have the same Percentage Interest in the Partnership as before such event. However, the Partnership shall not issue fractional units upon any distribution, subdivision or combination of units.

All Common Units issued pursuant to, and in accordance with, the Partnership Agreement, shall be fully paid and non-assessable limited partner interests in the Partnership, except as such non-assessability may be affected by the Marshall Islands Act.

Preference Units

Voting Rights

Holders of the Preference Units generally have no voting rights. However, if and whenever distributions payable on a series of Preference Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of such series of Preference Units (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on the board of directors, and the size of the board of directors will be increased as needed to accommodate such change (unless the size of the board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Preference Units voted as a class for the election of such director). The right of such holders of Preference Units to elect a member of our board of directors will continue until such time as all accumulated and unpaid distributions on the applicable series of Preference Units have been paid in full.

Distributions

Holders of Preference Units are entitled to receive, when, as and if declared by the Partnership’s board of directors out of legally available assets for such purpose, cumulative distributions. No distribution may be declared or paid or set apart for payment on any Common Units or general partner units unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Preference Units through the most recent distribution payment date. Holders of Preference Units will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions.

The Series A Preference Units are senior to all classes of our Common Units and general partner units. From and including May 15, 2017 to, but excluding, June 15, 2027, the distribution rate for the Series A Preference Units will be 8.625% per annum per $25.00 of liquidation preference per unit. From and including June 15, 2029, the distribution rate will be floating rate equal to three-month LIBOR plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit. Distributions on Series A Preference Units are cumulative from May 15, 2017 and will be payable on the 15th of March, June, September and December of each year, commencing on September 15, 2017.

The Series B Preference Units are senior to all classes of our Common Units and general partner units. From and including January 10, 2018 to, but excluding, March 15, 2023, the distribution rate for the Series B Preference Units will be 8.200% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2023, the distribution rate will be floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. Distributions on Series B Preference Units are cumulative from January 10, 2018 and will be payable on the 15th of March, June, September and December of each year, commencing on March 15, 2018.

The Series C Preference Units are senior to all classes of our Common Units and general partner units. From and including November 8, 2018 to, but excluding, March 15, 2024, the distribution rate for the Series B Preference Units will be 8.500% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2024, the distribution rate will be floating rate equal to three-month LIBOR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit. Distributions on Series C Preference Units are cumulative from November 8, 2018 and will be payable on the 15th of March, June, September and December of each year, commencing on March 15, 2019.

Liquidation Rights

In the event of liquidation, the Preference Units rank senior to any Common Units, pari passu with each other and junior to the claims of any creditors. The Preference Unitholders will receive in cash a liquidating distribution or payment in full redemption of such Preference Units in an amount equal to their liquidation preference plus accumulated and unpaid distributions to the date of liquidation. Preference Unitholders shall not be entitled to any other amounts from the Partnership, in their capacity as Unitholders, after they have received the liquidation preference.

Redemption

The Partnership may, at its option, redeem all or, from time to time, part of the Series A Preference Units on or after June 15, 2027, the Series B Preference Units on or after March 15, 2023 or the Series C Preference Units on or after March 15, 2024. If the Partnership redeems the Series A, Series B or Series C Preference Units, the Preference Unitholders will be entitled to receive a redemption price equal to $25.00 per unit plus accumulated and unpaid distributions to the date of redemption.

Partnership Agreement

Classified Board of Directors

The Partnership’s Partnership Agreement provides for a board of directors consisting of five individuals, three of whom are appointed by the general partner, and two of whom shall be elected by the holders of the Common Units. The elected directors are divided into two classes, with each class comprised of one elected director serving a three-year term.